SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                    Under the Securities Exchange Act of 1934

                         Urstadt Biddle Properties Inc.
                         ------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   917286 20 5
                       -----------------------------------
                                 (CUSIP Number)

                         Urstadt Biddle Properties Inc.
                            Attn: Charles J. Urstadt
                      Chairman and Chief Executive Officer
                321 Railroad Avenue, Greenwich, Connecticut 06830
                                 (203) 863-8200
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 22 Pages


CUSIP NO.  917286 20 5
-------------------------------------------------------------------------------------------------------------------

1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person

                                      Countryside Square Limited Partnership
-------------------------------------------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [ ]
-------------------------------------------------------------------------------------------------------------------

3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------

4        Source of Funds

                  OO
-------------------------------------------------------------------------------------------------------------------

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                                     Delaware
-------------------------------------------------------------------------------------------------------------------


                           7        Sole Voting Power

  Number of                            1,200,000
   Shares                              ---------
Beneficially               8        Shared Voting Power
  Owned By
                                       ---------
   Each
Reporting                  9        Sole Dispositive Power
  Person
                                       1,200,000
                                       ---------
   With
                           10       Shared Dispositive Power
-------------------------------------------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       1,200,000
-------------------------------------------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares          [ ]
-------------------------------------------------------------------------------------------------------------------





-----------------------
    1  Filing jointly pursuant to Rule 13d-1(k)(1) under the Act with Urstadt Biddle Properties Inc.



                               Page 2 of 22 Pages



13       Percent of Class Represented By Amount in Row (11)
                           21.2%
-------------------------------------------------------------------------------------------------------------------

14       Type of Reporting Person

                           PN
-------------------------------------------------------------------------------------------------------------------


                               Page 3 of 22 Pages



CUSIP NO.  917286 20 5
-------------------------------------------------------------------------------------------------------------------

1        Name of Reporting Person(2)
         S.S. or I.R.S. Identification No. of Above Person

                                          Urstadt Biddle Properties Inc.
-------------------------------------------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [ ]
-------------------------------------------------------------------------------------------------------------------

3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------

4        Source of Funds
                  N/A
-------------------------------------------------------------------------------------------------------------------

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                                     Delaware
-------------------------------------------------------------------------------------------------------------------

                           7        Sole Voting Power

  Number of                             1,200,000
   Shares                           -------------
Beneficially               8        Shared Voting Power
  Owned By
                                    -------------
    Each
  Reporting                9        Sole Dispositive Power
   Person
                                        1,200,000
                                    -------------
   With
                           10       Shared Dispositive Power

                                    --------------
-------------------------------------------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,200,000
-------------------------------------------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares         [ ]
-------------------------------------------------------------------------------------------------------------------





----------------------
    2  Filing jointly pursuant to Rule 13d-1(k)(1) under the Act with Countryside Square Limited
       Partnership.



                               Page 4 of 22 Pages



13       Percent of Class Represented By Amount in Row (11)
                           21.2%
-------------------------------------------------------------------------------------------------------------------

14       Type of Reporting Person

                           CO
-------------------------------------------------------------------------------------------------------------------


                               Page 5 of 22 Pages

ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Urstadt Biddle Properties Inc., a Maryland corporation ("UBP"). The address of the principal executive offices of UBP is 321 Railroad Avenue, Greenwich, Connecticut 06830.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Schedule 13D is filed jointly on behalf of Countryside Square Limited Partnership, a Delaware limited partnership
                  ("Countryside"), and UBP, as the sole general partner of Countryside, pursuant to Rule 13d-1(k)(1) under the Act.

                  Pursuant to the terms of the Limited Partnership Agreement of Countryside dated as of November 22, 1996, by and among UBP, as general partner, and the limited partners signatory thereto, which agreement is attached hereto as Exhibit 2 and incorporated herein by reference in its entirety (the "Partnership Agreement"), UBP, as the sole general partner of Countryside, may be deemed to be the indirect beneficial owner of the 1,200,000 shares of Class A Common Stock of UBP beneficially owned by Countryside (the "Countryside Class A Shares").

                  Countryside's principal business is (a) the ownership and management of certain commercial real estate acquired by Countryside from UBP as a capital contribution to Countryside in connection with the organization of Countryside (the "Commercial Property") and (b) the ownership of the Countryside Class A Shares. UBP's principal business is the ownership of real estate investments which consist principally of equity investments in income-producing properties, with primary emphasis on properties in the eastern part of the United States. The principal business address and the principal office address of each of Countryside and UBP is 321 Railroad Avenue, Greenwich, Connecticut 06830.

                  The name, business address, citizenship and present principal occupation of each director and executive officer of UBP are set forth on Schedule I hereto.

                  None of Countryside, UBP or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to the terms of the Partnership Agreement, Countryside initially acquired 600,000 shares of Common Stock, par value $.01 per share, of the Issuer (the "Common Stock") from the limited partners of Countryside as a capital contribution to Countryside in connection with the organization of Countryside (the "Countryside Common Shares"), and Countryside acquired the Commercial Property from UBP as a capital contribution to Countryside in connection with the organization of Countryside.


                               Page 6 of 22 Pages

                  Pursuant to a special stock dividend on the Issuer's Common Stock consisting of one share of Class A Common Stock for each share of Common Stock, Countryside acquired 600,000 shares of Class A Common Stock on August 14, 1998.

                  On April 16, 1999, Charles J. Urstadt, solely in his capacity as the trustee of the Catherine Urstadt Biddle Irrevocable Trust (the "CUB Trust", and Mr. Urstadt, solely in such capacity, the "CUB Trustee"), entered into, for and on behalf of the CUB Trust, a transaction with Countryside pursuant to which the CUB Trustee exchanged 300,000 shares of Class A Common Stock held by the CUB Trustee on behalf of, and subject to, the CUB Trust for 300,000 shares of Common Stock held by Countryside.

                  On the same date, Mr. Urstadt, solely in his capacity as the trustee of the Charles D. Urstadt Irrevocable Trust (the "CDU Trust", and Mr. Urstadt, solely in such capacity, the "CDU Trustee"), entered into, for and on behalf of the CDU Trust, a transaction with Countryside, pursuant to which the CDU Trustee exchanged 300,000 shares of Class A Common Stock held by the CDU Trustee on behalf of, and subject to, the CDU Trust for 300,000 shares of Common Stock held by Countryside (the share exchange transaction between the CUB Trustee, for and on behalf of the CUB Trust, and Countryside and the share exchange transaction between the CDU Trustee, for and on behalf of the CDU Trust, and Countryside are, collectively, hereinafter referred to as the "Share Exchange Transaction").

ITEM 4.  PURPOSE OF TRANSACTION.

                  Countryside   acquired  and  currently  intends  to  hold  the
                  Countryside Class A Shares for investment.

                  Pursuant to the terms of the Partnership Agreement, Countryside is required to make certain distributions to the limited partners and the general partner of Countryside on a monthly basis and upon liquidation of Countryside. In the event that Countryside does not have sufficient cash to make the required distributions to the limited partners of Countryside, UBP, as the general partner of Countryside, will have the option to sell all or a portion of the Countryside Class A Shares in order to provide Countryside with sufficient cash to make such distributions. While Countryside does not currently anticipate selling any of the Countryside Class A Shares, it may elect to do so if Countryside does not have sufficient cash to make the required distributions to the limited partners of Countryside. If Countryside determines to sell all or a portion of the Countryside Class A Shares, it may do so in the open market or in privately negotiated transactions. In no event, however, will UBP be entitled to sell more Countryside Class A Shares than are necessary to provide Countryside with sufficient cash to make such distributions to the limited partners of Countryside. Under the terms of the Partnership Agreement, the limited partners or the general partner of Countryside may require the dissolution of Countryside on or after the third anniversary of the date of the Partnership Agreement. Upon any dissolution of Countryside, it is currently anticipated that any Countryside Class A Shares then held by Countryside after all required cash distributions are made to the limited partners of Countryside will be distributed to UBP. Reference is hereby made to the Partnership Agreement for a more complete description of the terms and conditions of the Partnership Agreement.

                  As noted in Item 2 above, the information set forth herein respecting UBP and the persons named in Schedule I hereto is being provided solely as a result of the fact that UBP, as the sole general partner of the Partnership, may be deemed to beneficially own the Countryside Class A Shares held by Countryside. While the information set forth herein respecting UBP


                               Page 7 of 22 Pages
                  and the persons named in Schedule I hereto is believed to be accurate in all material respects, reference is hereby made to the periodic reports, proxy statements and other information filed by UBP and the persons named in Schedule I hereto with the Securities and Exchange Commission for changes in such information and other developments that may occur subsequent to the date of the information contained herein.

                  Except as specifically set forth in this Item 4, none of Countryside, UBP or, to the best knowledge of such parties, any of the persons named in Schedule I hereto has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although such persons may develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(i) Countryside directly owns the 1,200,000 Countryside Class A Shares. As the sole general partner of Countryside, UBP may be deemed to be the indirect beneficial owner of the 1,200,000 Countryside Class A Shares. The 1,200,000 Countryside Class A Shares represent 21.2% of the 5,667,847 shares of Class A Common Stock of UBP outstanding on the date hereof, based upon information provided by UBP and calculated in accordance with Rule 13d-3(d)(1) under the Act.

           (ii) For information concerning the ownership of Class A Common Stock of UBP by the persons listed on Schedule I hereto, see the portions of UBP's Proxy Statement dated February 2, 1999 attached hereto as Exhibit 3 and incorporated herein by reference. As noted above, while the information set forth herein respecting UBP and the persons named in Schedule I hereto is believed to be accurate in all material respects, reference is hereby made to the periodic reports, proxy statements and other information filed by UBP and the persons named in Schedule I hereto with the Securities and Exchange Commission for changes in such information and other developments that may occur subsequent to the date of the information contained herein.

         (b) Subject to the terms of the Partnership Agreement, UBP, as the sole general partner of Countryside, has the power to vote or direct the voting and the power to dispose or direct the disposition of the Countryside Class A Shares.

         (c) On April 16, 1999, Countryside entered into the Share Exchange Transaction described in Item 4 of this Schedule 13D.

                  On April 6, 1999, the CUB Trustee and the CDU Trustee each entered into, for and on behalf of the CUB Trust and the CDU Trust, respectively, certain privately negotiated transactions with third parties pursuant to which the CUB Trustee and the CDU Trustee exchanged 12,000 shares and 18,000 shares, respectively, of Class A Common Stock held by the CUB Trust and the CDU Trust, respectively, for 12,000 shares and 18,000 shares, respectively, of Common Stock.

                  On April 13, 1999, the Board of Directors of the Issuer approved the sale of 2,000 shares of Class A Common Stock to George H.C. Lawrence at a purchase price equal to $8.2989 per share in cash. Such sale was effected on April 16, 1999 with proceeds received by Mr. Lawrence from UBP's Deferred Directors' Fees Plan.


                               Page 8 of 22 Pages

                  Except as set forth in this Schedule 13D, none of Countryside, UBP or, to the best knowledge of such parties, any of the persons named on Schedule I hereto owns any shares of Class A Common Stock or has purchased or sold any shares of Class A Common Stock during the past 60 days.

         (d) Except as set forth in this Schedule 13D and except as may be provided in the Partnership Agreement, no person is known by Countryside or UBP to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Countryside Class A Shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  For information concerning the terms of the Partnership Agreement, see Item 4 above.

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of UBP, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  1.       Joint Filing Agreement, dated April 20, 1999.

                  2. Limited Partnership Agreement, dated November 22, 1996, by and among UBP Properties, as general partner, and the persons set forth on Exhibit A attached thereto, as limited partners (incorporated by reference to Exhibit 2 of the Schedule 13D filed on behalf of Countryside with respect to the Common Stock).

                  3. Certain Extracts from UBP's Proxy Statement dated February 2, 1999.


                               Page 9 of 22 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 1999


COUNTRYSIDE SQUARE LIMITED PARTNERSHIP


By:      Urstadt Biddle Properties Inc.,
         as General Partner

         By:  /s/  Charles J. Urstadt
              -----------------------
              Name:  Charles J. Urstadt
              Title: Chairman of the Board and Chief Executive Officer


URSTADT BIDDLE PROPERTIES INC.


By:  /s/  Charles J. Urstadt
     -----------------------
     Name:  Charles J. Urstadt

     Title: Chairman of the Board and Chief Executive Officer


                               Page 10 of 22 Pages


                                                    SCHEDULE I
                                                    ----------
Reporting Person:                   Urstadt Biddle Properties Inc. ("UBP")
                                    321 Railroad Avenue
                                    Greenwich, Connecticut 06830

Executive Officers, Directors and Controlling Persons:

Name     .......................    Charles J. Urstadt
Positions.......................    Chairman of the Board and Chief Executive Officer, UBP
Principal Occupation
and Employment;
Business Address                    Chairman of the Board and Chief Executive Officer, UBP; Chairman and Director,  Urstadt Property
                                    Company,  Inc.;  Trustee Emeritus,  Pace University;  Advisory  Director,  Putnam Trust Company;
                                    Trustee,  Historic Hudson Valley;  the business  address of Mr. Urstadt is: 321 Railroad Avenue,
                                    Greenwich, Connecticut 06830
Citizenship.....................    U.S.A.

Name     .......................    Willing L. Biddle
Positions.......................    Director, President and Chief Operating Officer, UBP
Principal Occupation
and Employment;
Business Address................    President,  UBP;  the  business  address  of Mr.  Biddle  is: 321  Railroad  Avenue,  Greenwich,
                                    Connecticut 06830
Citizenship.....................    U.S.A.

Name:    .......................    James R. Moore
Position:.......................    Executive Vice President, Chief Financial Officer and Treasurer, UBP
Principal Occupation
and Employment;
Business Address:...............    Executive Vice President,  Chief Financial  Officer and Treasurer,  UBP; the business address of
                                    Mr. Moore is: 321 Railroad Avenue, Greenwich, CT 06830
Citizenship:....................    U.S.A.

Name:    .......................    Raymond P. Argila
Position:.......................    Senior Vice President, Chief Legal Officer and Assistant Secretary, UBP
Principal Occupation
and Employment;
Business Address:...............    Senior Vice President, Chief Legal Officer and Assistant Secretary, UBP; the business address of
                                    Mr. Argila is: 321 Railroad Avenue, Greenwich, CT 06830
Citizenship.....................    U.S.A.




                               Page 11 of 22 Pages


Name:    .......................    Peter Herrick
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director,  The Bank of New York;  Director,  BNY Hamilton  Funds;  the  business  address of Mr.
                                    Herrick is: 42 Sunnybrook Road; Bronxville, N.Y. 10708
Citizenship:....................    U.S.A.

Name:    .......................    Paul D. Paganucci
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Chairman,  Ledyard  National  Bank;  Director,  Filene's  Basement,  Inc.;  Director,  Allmerica
                                    Securities  Trust,  Inc.;  Director  IGI  Inc.;  Trustee,  Colby  College;  Director,  The Grace
                                    Institute;  the business address of Mr. Paganucci is: P.O. Box 799; 38 Main Street; Hanover, New
                                    Hampshire 03755
Citizenship:....................    U.S.A.

Name:    .......................    Robert R. Douglass
Position:.......................    Director
Principal Occupation
and Employment:
Business Address:...............    Of Counsel, Milbank, Tweed Hadley and McCloy; Chairman and Director,  Cedel; Chairman,  Downtown
                                    Lower  Manhattan  Association;  Chairman,  Alliance for Downtown  New York;  Director,  Business
                                    Council  for the  United  Nations;  Member,  Council  on Foreign  Relations;  Director,  Gryphon
                                    Holdings,  Inc.; the business address of Mr. Douglass is: One Chase Manhattan  Plaza,  46th Fl.;
                                    New York, New York 10005
Citizenship:....................    U.S.A.

Name:    .......................    George H. C. Lawrence
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Chief Executive Officer and President,  Lawrence  Investing  Company,  Inc.;  Director,  Urstadt
                                    Property  Company,  Inc.;  Trustee,  Sarah  Lawrence  College;   Director,   Westchester  County
                                    Association;  Senior Vice President and Director,  Kensico Cemetery;  Director,  CLX Energy; the
                                    business address of Mr. Lawrence is: 3507 Ocean Drive; Vero Beach, Florida 32963

Citizenship:....................    U.S.A.



                               Page 12 of 22 Pages



Name:    .......................    E. Virgil Conway
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Chairman,  Metropolitan  Transportation Authority;  Financial Consultant and Corporate Director;
                                    Trustee,  Consolidated Edison Company of New York, Inc.;  Director,  Union Pacific  Corporation;
                                    Trustee,  Phoenix Duff & Phelps  Mutual  Funds;  Trustee,  Atlantic  Mutual  Insurance  Company;
                                    Director,  Centennial  Insurance Company;  Director,  Trism, Inc.; Director,  AccuHealth,  Inc.;
                                    Chairman,  New York Housing  Partnership  Development  Corporation;  Vice  Chairman,  Academy of
                                    Political  Science;  Trustee,  Pace University;  the business address of Mr. Conway is: 101 Park
                                    Ave., 30th Fl.; New York, New York 10178
Citizenship:....................    U.S.A.

Name............................    Charles D. Urstadt
Position........................    Director
Principal Occupation
and Employment;
Business Address................    Senior Director,  Brown Harris Stevens,  LLC; President and Director,  Urstadt Property Company,
                                    Inc.;  Director,  Friends  of Channel  13;  Board  Member,  New York  State  Board for  Historic
                                    Preservation; the business address of Mr. Urstadt is: 321 Railroad Avenue, Greenwich, CT 06830.
Citizenship:....................    U.S.A.



                               Page 13 of 22 Pages

                                     EXHIBIT INDEX
                                     -------------

                                                                                       Page
Exhibit                                                                               Number
-------                                                                               ------
1.       Joint Filing Agreement, dated April 20, 1999.

2. Limited Partnership Agreement, by and among UBP Properties, as general partner, and the persons set forth on Exhibit A attached thereto, as limited partners (incorporated by reference to Exhibit 2 of the Schedule 13D filed on behalf of Countryside with respect to the Common
         Stock).

3.       Certain Extracts from UBP's Proxy Statement dated February 2, 1999.




                               Page 14 of 22 Pages

                                    EXHIBIT 1











                               Page 15 of 22 Pages

                                                                       EXHIBIT 1
                                                                       ---------



                                    AGREEMENT
                                    ---------

                  The undersigned hereby agree that this statement on Schedule 13D with respect to the beneficial ownership of shares of Class A Common Stock of Urstadt Biddle Properties Inc. is filed jointly, on behalf of each of them.


Dated:   April 20, 1999


                                         COUNTRYSIDE SQUARE LIMITED PARTNERSHIP

                                         By:     Urstadt Biddle Properties Inc.,
                                                 as General Partner


                                         By: /s/ Charles J. Urstadt
                                             -------------------------
                                             Name:  Charles J. Urstadt
                                             Title: Chairman of the Board and
                                                    Chief Executive Officer


                                          URSTADT BIDDLE PROPERTIES INC.


                                          By:  /s/  Charles J. Urstadt
                                               -----------------------
                                               Name:  Charles J. Urstadt
                                               Title: Chairman of the Board and
                                                      Chief Executive Officer


                              Page 16 of 22 Pages

                                    EXHIBIT 3












                               Page 17 of 22 Pages

                                                                       EXHIBIT 3
                                                                       ---------

       Certain Extracts from UBP's Proxy Statement dated February 2, 1999.
       -------------------------------------------------------------------

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following tables set forth certain information as of January 6, 1999 available to the Company with respect to the shares of the Company (i) held by those persons known to the Company to be the beneficial owners (as determined under the rules of the SEC) of more than 5% of the Common Shares and Class A Common Shares then outstanding and (ii) held by each of the Directors, each of the executive officers named in the Summary Compensation Table below, and by all of the Directors and such executive officers as a group:


                              5% BENEFICIAL OWNERS



                                                                                            CLASS A
            NAME AND ADDRESS OF                    COMMON SHARES        PERCENT OF       COMMON SHARES      PERCENT OF
              BENEFICIAL OWNER                   BENEFICIALLY OWNED        CLASS      BENEFICIALLY OWNED       CLASS
              ----------------                   ------------------        -----      ------------------       -----

Charles J. Urstadt..........................          1,570,785(1)(2)       25.6%        1,503,191(3)(4)        24.6%
Urstadt Biddle Properties Inc.
  321 Railroad Ave
  Greenwich, CT 06830

Countryside Square                                      600,000              9.8%          600,000               9.9%
  Limited Partnership(5)....................
c/o Urstadt Biddle Properties
  321 Railroad Ave
  Greenwich, CT 06830

Grace & White, Inc. (6).....................            324,100              5.3%          324,100              5.3%
515 Madison Ave., Suite 1700
  New York, NY 10022

----------
(1) Of these shares, 50,000 are owned by Urstadt Property Company, Inc., a company of which Mr. Urstadt is the chairman, a director and a principal stockholder, 900,000 shares are owned by two irrevocable trusts established for Mr. Urstadt's adult children and 57,000 shares are owned by Elinor Urstadt, Mr. Urstadt's wife. The figure excludes 76,690 shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 500,421 shares issuable upon exercise of options exercisable within 60 days. See "Compensation and Transactions with Management and Others" below. The figure also excludes 49,160 cash appreciation rights, all of which are exercisable within 60 days.

(2) This figure assumes, in connection with the determination of the number of Common Shares issuable upon exercise of options exercisable within 60 days, that Mr. Urstadt will elect the Common Stock Option (as defined in "Report of Compensation Committee on Executive Compensation" below) with respect to all of such options. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If Mr. Urstadt elects the Combination Option (as defined below) or the Class A Stock Option (as defined below) with respect to all such options, the number of Common Shares issuable upon exercise of options exercisable within 60 days, the total number of Common Shares beneficially owned and the Percent of Class would be less.

(3) Of these shares, 900,000 shares are owned by two irrevocable trusts established for Mr. Urstadt's adult children and 43,000 shares are owned by Elinor Urstadt, Mr. Urstadt's wife. The figure excludes 76,169 shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 499,002 shares issuable upon exercise of options exercisable within 60 days. See "Compensation and Transactions with Management and Others" below. This figure also excludes 48,826 cash appreciation rights, all of which are exercisable within 60 days.

(4) This figure assumes, in connection with the determination of the number of Class A Common Shares issuable upon exercise of options exercisable within 60 days, that Mr. Urstadt will elect the Class A Stock Option with respect to all of such options. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If Mr. Urstadt elects the Combination Option


                               Page 18 of 22 Pages
     or the Common Stock Option with respect to all such options, the number of Class A Common Shares issuable upon exercise of options exercisable within 60 days, the total number of Class A Common Shares beneficially owned and the Percent of Class would be less.

(5) Pursuant to the terms of a Limited Partnership Agreement of Countryside Square Limited Partnership (the "Partnership") dated as of November 22, 1996 (the "Partnership Agreement") by and among the Company, as general partner, and the limited partners signatory thereto, the limited partners contributed to the capital of the Partnership the 600,000 Common Shares previously held by such limited partners. The Partnership was issued 600,000 Class A Common Shares pursuant to the Stock Dividend.

(6) Based upon information contained in Amendment No.#1 to Schedule 13G filed with the SEC on February 12, 1997.


                               Page 19 of 22 Pages

                                              DIRECTORS AND OFFICERS



                                                  COMMON SHARES
                                               BENEFICIALLY OWNED                      CLASS A
                                               ------------------    PERCENT OF     COMMON SHARES         PERCENT OF
                    NAME                               (1)            CLASS (1)   BENEFICIALLY OWNED (2)   CLASS (2)
                    ----                               ---           ---------    ----------------------   ---------
Charles J. Urstadt..........................      1,570,785(3)         25.6%          1,503,191(4)           24.6%
Willing L. Biddle...........................         78,675(15)         1.3%             62,075(15)           1.0%
E. Virgil Conway............................         20,265(5)(6)          *             20,171(7)(8)            *
Robert R. Douglass..........................         16,899(6)(9)          *             22,818(8)(10)           *
Peter Herrick...............................         36,765(5)(6)          *             30,671(7)(8)            *
George H.C. Lawrence........................         29,299(6)(11)         *             29,259(8)(12)           *
Paul D. Paganucci...........................         15,765(5)(6)          *             15,671(7)(8)            *
Charles D. Urstadt..........................              0(6)             *                  0(8)               *
James O. York...............................         10,033(6)(6A)         *             10,006(8)(8A)           *
James R. Moore..............................         51,666(13)            *             51,666(13)              *
Raymond P. Argila...........................         33,666(14)            *             33,666(14)              *
Directors & Executive Officers as a               1,863,818(16)        30.3%          1,779,194(17)          29.1%
  group (11) persons........................


--------

  *  Less than 1%

(1)  The figures  presented in this column (except for those relating to Willing
     L. Biddle, James R. Moore and Raymond P. Argila) assume, in connection with the determination of the number of Common Shares issuable upon exercise of options exercisable within 60 days by the respective individuals listed below, that such individuals will elect the Common Stock Option with respect to all of such options. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If any such individual elects the Combination Option or the Class A Stock Option with respect to any or all of such options, the number of Common Shares issuable upon exercise of options exercisable within 60 days, the total number of Common Shares beneficially owned and the Percent of Class would be less for such individual.

(2)  The figures  presented in this column (except for those relating to Willing
     L. Biddle, James R. Moore and Raymond P. Argila) assume, in connection with the determination of the number of Class A Common Shares issuable upon exercise of options exercisable within 60 days by the respective individuals listed below, that such individuals will elect the Class A Stock Option with respect to all of such options. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If any such individual elects the Combination Option or the Common Stock Option with respect to any or all of such options, the number of Class A Common Shares issuable upon exercise of options exercisable within 60 days, the total number of Class A Common Shares beneficially owned and the Percent of Class would be less for such individual.

(3) This figure includes 50,000 Common Shares owned by Urstadt Property Company Inc., 900,000 Common Shares owned by two irrevocable trusts established for Mr. Urstadt's adult children, and 57,000 Common Shares owned by Elinor Urstadt, Mr. Urstadt's wife. This figure excludes 51,127 Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 527,985 Common Shares issuable upon exercise of options exercisable within 60 days. The figure also excludes 49,160 cash appreciation rights all of which are exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(4) This figure includes 900,000 Class A Common Shares owned by two irrevocable trusts established for Mr. Urstadt's adult children, and 43,000 Class A Common Shares owned by Elinor Urstadt, Mr. Urstadt's wife. This figure excludes 50,779 Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 524,391 Class A Common Shares issuable upon exercise of options exercisable within 60 days. This figure also excludes 48,826 cash appreciation rights all of which are exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(5) This figure includes 13,765 Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.


                               Page 20 of 22 Pages

(6) This figure excludes 1,966 Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(6A) This figure includes 3,933 Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(7) This figure includes 13,671 Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(8) This figure excludes 1,953 Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(8A) This figure includes 3,906 Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(9) This figure includes 11,799 Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(10) This figure includes 11,718 Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(11) This figure includes 5,899 Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(12) This figure includes 5,859 Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(13) This figure includes 29,250 Common Shares and Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. This figure excludes 4,250 Common Shares and Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(14) This figure includes 17,000 Common Shares and Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. This figure excludes 3,000 Common Shares and Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(15) This figure includes 14,375 Common Shares and Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. This figure excludes 4,625 Common Shares and Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. Mr. Biddle is the son-in-law of Mr. Urstadt. See "Compensation and Transactions with Management and Others" below.

(16) This figure excludes 76,764 Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 651,536 Common Shares issuable upon exercise of options which are exercisable within 60 days. This figure also excludes 49,160 cash appreciation rights all of which are exercisable within 60 days.

(17) This figure excludes 76,325 Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 647,512 Class A Common Shares issuable upon exercise of options which are exercisable within 60 days. This figure also excludes 48,826 cash appreciation rights all of which are exercisable within 60 days.


                               Page 21 of 22 Pages

Stock Options

     Under the  Company's  Stock  Option Plan  ("Plan"),  418,271  shares of the
Company's authorized but unissued Common Shares and 418,271 shares of the Company's Class A Common Shares have been reserved for issuance upon the exercise of options or stock appreciation rights which have been or may be granted under the Plan. The persons eligible to participate in the Plan are such key employees of the Company as may be selected from time to time by the Compensation Committee in its discretion, as well as non-employee Directors. The Plan provides that each Director who is not a full-time employee or former full-time employee of the Company will automatically be awarded options covering 1,000 Common Shares and 1,000 Class A Common Shares on April 1 of each year. The Plan is administered by the Compensation Committee.

     The Compensation Committee has authorized loans to finance the exercise of incentive stock options granted to executive officers. The loans have a five-year term, subject to extension at the discretion of the Compensation Committee, bear interest at the prime rate plus 1/2% and are secured by a pledge of the related shares. The loans become due on termination of employment by the Company, but are automatically extended for seven months following termination of employment other than for cause, and for 13 months following termination of employment occurring after a Change of Control of the Company. Two such loans are outstanding to James R. Moore and Raymond P. Argila, each in the principal amount of $133,534.

     The following table sets forth, for the executive officers named in the Summary Compensation Table, information concerning the fiscal year-end value of unexercised options and SARs.




              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                                    # OF UNEXERCISED           VALUE OF UNEXERCISED
                                                                     CLASS A COMMON                IN-THE-MONEY
                                                                    AND COMMON SHARE              OPTIONS/SARS AT
                                                                 OPTIONS/SARS AT FY-END             FY-END ($)
                                  SHARES                     --------------------------   ------------------------------
                                ACQUIRED ON      VALUE
            NAME               EXERCISED(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
            ----               -----------    -----------   -----------   -------------   ------------    --------------
Charles J. Urstadt...........    ___            ___           268,500(1)     26,000(1)     $671,156(2)        $36,625(2)
Willing L. Biddle............    ___            ___            14,375         4,625        $ 22,461           $ 5,633
James R. Moore...............    ___            ___            29,250         4,250        $ 31,421           $ 5,547
Raymond P. Argila............    ___            ___            17,000         3,000        $ 27,125           $ 4,313

--------

(1) These figures assume that Mr. Urstadt will elect the Combination Option with respect to all options granted to him prior to August 14, 1998, the date of the Stock Dividend. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If Mr. Urstadt elects the Common Stock Option or the Class A Stock Option with respect to any or all of such options, these figures would be less.

(2) These figures assume that Mr. Urstadt will elect the Combination Option with respect to all options granted to him prior to August 14, 1998, the date of the Stock Dividend. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If Mr. Urstadt elects the Common Stock Option with respect to all such options, the Value of Unexercised In-the-Money Options at FY-End($) Exercisable would be $685,747 and the Value of Unexercised In-the-Money options at FY-End($) Unexercisable would be $38,889. If Mr. Urstadt elects the Class A Stock Option with respect to all such options, the Value of Unexercised In-the-Money Options at FY-End($) Exercisable would be $629,715 and the Value of Unexercised In-the-Money Options at FY-End($) Unexercisable would be $32,906.


                               Page 22 of 22 Pages